Exhibit 99.1

MICROSEMI FINANCIAL CONTACT: John W. Hohener
Executive Vice President and CFO
Phone: (949) 380-6100
MICROSEMI INVESTOR CONTACT: Robert C. Adams
Vice President of Corporate Development
Phone: (949) 380-6100
PMC MEDIA CONTACT: Kim Mason
Manager, Corporate Communications
Phone: (604) 415-6239
PMC INVESTOR CONTACT: Joel Achramowicz
Director, Investor Relations
Phone: (408) 239-8630

Microsemi Corporation Enters Definitive Agreement to Acquire PMC-Sierra, Inc.

•	Creates significant shareholder value through powerful combination

•	$100 million in annual cost synergies anticipated, with greater than $75 million expected to be realized in the first full quarter of combined operations

•	Delivers immediate accretion with approximately $0.60 EPS accretion expected in first full year

ALISO VIEJO, Calif. and SUNNYVALE, Calif.—Nov. 24, 2015—Microsemi Corporation (NASDAQ: MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, and PMC-Sierra, Inc. (PMC®) (NASDAQ: PMCS), a semiconductor and software solutions leader in storage, optical and mobile networks, today announced that they have entered into a definitive agreement under which Microsemi will acquire PMC for $9.22 in cash and 0.0771 of a share of Microsemi common stock for each share of PMC common stock through an exchange offer. The transaction is valued at approximately $2.5 billion and represents a 77.4% percent premium to the closing price of PMC’s stock as of September 30, 2015.

“We are pleased PMC has accepted our compelling strategic offer, which clearly benefits shareholders of both Microsemi and PMC. We can now shift our focus to realizing the significant synergies identified during our comprehensive analysis,” said James J. Peterson, Microsemi’s chairman and CEO. “As we have previously stated, this acquisition will provide Microsemi with a leading position in high performance and scalable storage solutions, while also adding a complementary portfolio of high-value communications products. As we integrate the team and drive profitability, our combined company will benefit from increased scale, industry-leading margins, diversified market exposure, consolidated infrastructure and substantial cost savings.”

The transaction is expected to be immediately accretive to Microsemi’s non-GAAP EPS and free cash flow. Microsemi anticipates achieving more than $100 million in annual cost synergies with greater than $75 million of those expected to be realized in the first full quarter of combined operations. Microsemi currently estimates approximately $0.60 of non-GAAP EPS accretion in the first full year after closing the transaction.

Microsemi intends to fund the transaction and repay its existing credit facility with existing cash, $2.7 billion in new transaction debt and $0.6 billion in Microsemi common stock. Shareholders of Microsemi and PMC will own approximately 85 percent and 15 percent, respectively, of the combined entity post completion of the transaction.

Under the terms of the definitive acquisition agreement, a wholly-owned subsidiary of Microsemi will commence an exchange offer to acquire all of the outstanding shares of PMC common stock for $9.22 in cash and 0.0771 of a share of Microsemi common stock for each share of PMC common stock tendered. Upon satisfaction of the conditions to the exchange offer, and after the shares tendered in the exchange offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger, which would not require a vote of PMC’s stockholders, and which would result in each share of PMC common stock not tendered in the exchange offer being converted into the right to receive $9.22 in cash and 0.0771 of a share of Microsemi common stock. The exchange offer is subject to customary conditions, including the tender of at least a majority of the outstanding shares of PMC’s common stock and certain regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in the first quarter of calendar 2016. No approval of the stockholders of Microsemi is required in connection with the proposed transaction. Terms of the agreement were approved by the boards of directors of both Microsemi and PMC.

Stifel is acting as exclusive financial adviser to Microsemi, along with O’Melveny & Myers LLP which is serving as legal adviser. Morgan Stanley Senior Funding, Inc. is providing committed financing for the transaction to Microsemi.

Qatalyst Partners LP and Needham & Company, LLC are acting as financial advisors to PMC and Skadden, Arps, Slate, Meagher & Flom LLP is acting as PMC’s legal advisor.

About Microsemi

Microsemi Corporation (NASDAQ: MSCC) offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and synchronization devices and precise time solutions, setting the world’s standard for time; voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Ethernet solutions; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services. Microsemi is headquartered in Aliso Viejo, Calif., and has approximately 3,600 employees globally. For more information, visit www.microsemi.com.

About PMC

PMC (NASDAQ: PMCS) is the semiconductor and software solutions innovator transforming networks that connect, move and store big data. Building on a track record of technology leadership, PMC is driving innovation across storage, optical and mobile networks. PMC’s highly integrated solutions increase performance and enable next-generation services to accelerate the network transformation. For more information, visit www.pmcs.com. Follow PMC on Facebook, Twitter, LinkedIn and RSS.

Microsemi and the Microsemi logo are registered trademarks or service marks of Microsemi Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

Cautionary Note Concerning Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Microsemi and PMC, the expected timetable for completing the transaction, and the potential benefits of the transaction, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against PMC or its directors or Microsemi related to the merger agreement; the possibility that various conditions to the consummation of the Microsemi exchange offer and merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the merger; the failure of Microsemi to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise; uncertainty as to how many shares of PMC common stock will be tendered into the Microsemi exchange offer; the risk that the Microsemi exchange offer and merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Microsemi and PMC, the ultimate outcome of Microsemi’s operating strategy applied to PMC and the ultimate ability to realize synergies; the effects of the business combination on Microsemi and PMC, including on the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the merger; risks related to Microsemi’s ability to successfully implement its acquisition strategy or integrate other acquired companies; uncertainty as to the future profitability of businesses acquired by Microsemi, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions by Microsemi; risks related to Microsemi’s reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; the risk of downturns in the highly cyclical semiconductor industry; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, those detailed in PMC’s Annual Report on Form 10-K for the year ended December 27, 2014 and PMC’s most recent quarterly report filed with the SEC, and Microsemi’s Annual Report on Form 10-K for the year ended September 27, 2015 filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a pending business combination transaction between Microsemi and PMC. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Microsemi will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Microsemi and a wholly-owned subsidiary of Microsemi will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. PMC will file a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. PMC and Microsemi may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which PMC or Microsemi may file with the

SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov. In addition, PMC’s stockholders will be able to obtain free copies of such materials by contacting Joel Achramowicz at (408) 239-8630.

Source: Microsemi Corporation